UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, December 12, 2019.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia da Costa Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.: Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 1,101/2019-SLS

Dear Sirs,

In compliance with the Official Letter B3 1,101/2019-SLS from B3 S.A. – Brasil, Bolsa, Balcão (“B3“), in which Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) was asked to clarify the news article published in the press by the newspaper O Estado de São Paulo dated December 11, 2019, entitled “Lava Jato investigates agreements between Oi and Lula's son” as transcribed below, the Company hereby clarifies as follows:

“Dear Sirs,

A news article published by O Estado de São Paulo on December 11, 2019 entitled “Lava Jato investigates agreements between Oi and Lula's son” states, among other information, that:

1.      Lava Jato, in its 69th phase, investigates agreements executed by Oi/Telemar and Vivo Telefônica with companies controlled by Fábio Luís Lula da Silva, the eldest son of the former president Luiz Inácio Lula da Silva;

2.      According to the Office of the Federal Public Prosecutor (Ministério Público Federal or MPF), Fábio Luís’ companies received R$132 million between 2004 and 2018 without proving that they provided services. In exchange for these transfers, the telecommunications providers would have received benefits from the Labor Party government;

3.      Also, according to the investigators, part of the money would have been used by Fábio Luís’ partners to buy the property in Atibaia, which resulted in Lula’s conviction.

We ask for clarification on these items by December 12, 2019, 9am, with your confirmation or denial, as well as other information considered important.”

In this regard, Oi clarifies that on December 10 it made a release about the search and seizure operation carried out by the Brazilian Federal Police in the administrative headquarters of the Company on that same day, as transcribed below:

“Notice from Oi – December 10, 2019

The Company has been participating collaboratively, providing all requested information

Oi clarifies that, within the scope of its judicial reorganization plan, approved by the General Meeting of Creditors in December 2017, new governance and corporate composition standards were established, culminating in a new management structure, including the election of an independent board of directors and a board of executive officers responsible for the implementation of the judicial reorganization plan. With the approval of its plan by the Judicial Reorganization Court, this management initiated a process to uplift the Company, under judicial supervision, following legal procedures and in a transparent manner. In this context, the Company announced to the market, in the middle of this year, the implementation of a plan to transform its business.

In regards to investigations by various authorities which have been completed or are ongoing, the Company has been participating collaboratively, providing all requested information. The Company’s management reiterates that it does not condone any irregularities and has been making every effort to ensure that any actions that may have harmed the Company are fully investigated.

From the Company’s point of view, it is important to note that the episodes mentioned in the investigations to date did not actually result in any benefit or advantage to the Company’s business. On the contrary, the Company, in filing its petition requesting judicial reorganization listed some of these episodes - such as the merger with Brasil Telecom and corporate transactions with Portugal Telecom - as factors that led to the liquidity crisis that made the request for judicial reorganization necessary.

Within the process of transformation of its governance and administration, Oi has also been adopting a series of internal initiatives and procedures, which include reviewing and adjusting agreements, establishing new management practices and adopting strict compliance rules. In this context, the Company has been adopting internal and forensic auditing procedures in order to investigate any irregularities. These procedures are critical for decision-making and corrective action.

Oi is the most interested party in the full clarification of any acts that may have caused any damages to the Company and reaffirms its commitment to continue with its transformation process, in keeping with the highest standards of governance, ethics and transparency.”

Oi also clarifies that it has provided to the authorities all the information it has been requested, such as contracts, and that the competent authorities must investigate the facts extensively and correctly. It is not incumbent upon the Company to comment on the situations referred to in the news article, which it has no control over nor knowledge about, such as the alleged third-party actions mentioned therein.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer